SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2000


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the six months ended June 30, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date:  December 6, 2000             By: /s/ KEN CAI
                                            --------------------------------
                                            Ken Cai, President and C.E.O.

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
--------------------------------------------------------------------------------


NOTICE TO READER

We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at June 30, 2000 and the consolidated statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada                                          "ELLIS FOSTER"
August 11, 2000                                         Chartered Accountants






-------------------------------------------------------------------------------
EF  A partnership of incorporated professionals
    An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
        - members in principal cities throughout the world

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
June 30, 2000
(Unaudited - See Notice to Reader)


                                                               2000                         1999
                                                           --------------              -------------
ASSETS

Current
  Cash and cash equivalents                                $    165,360                $    564,295
  Marketable securities                                       1,482,690                   2,010,506
  Funds restricted for mineral exploration                           --                       9,039
  Accounts receivable                                            81,058                      34,655
  Prepaid expenses and deposits                                  44,363                      81,667
                                                           --------------              -------------
                                                              1,773,471                   2,700,162

Mineral interests (Note 1)                                    2,153,641                   2,193,325

Capital assets                                                  164,376                     318,755
                                                           --------------              -------------
                                                           $  4,091,488                $  5,212,242
                                                           ==============              =============
LIABILITIES

Current
  Accounts payable and accrued liabilities                 $    284,340                $    267,945
                                                           --------------              -------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                       10,286,933                   9,975,833

Deficit                                                      (6,479,785)                 (5,031,536)
                                                           --------------              -------------
                                                              3,807,148                   4,944,297
                                                           --------------              -------------
                                                           $  4,091,488                $  5,212,242
                                                           ==============              =============


MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Six Months Ended June 30, 2000
(Unaudited - See Notice to Reader)

                                                       2000            1999
                                                 -------------     -------------

Interest and sundry income                       $     39,072      $     51,726

Mineral interest written off                               --            (4,590)
                                                 -------------     -------------
                                                       39,072            47,136
                                                 -------------     -------------
Administrative expenses
  Accounting                                           47,001            41,265
  Advertising                                          14,703            30,875
  Amortization                                         26,421            45,650
  Capital tax                                              --            10,706
  Conference                                            2,377             8,608
  Entertainment                                        16,252                --
  Investor and government relations                    74,357            65,675
  Investor relations - consulting                      99,278            82,698
  Legal                                                 2,075            13,653
  Listing, filing and transfer agents                  13,489            15,027
  Management fees                                      22,406            16,273
  Office and miscellaneous                             35,774            35,569
  Property investigation                                   --            20,148
  Rent                                                 36,754            51,971
  Salaries and benefits                                19,339            38,551
  Telephone                                             9,142            13,879
  Travel and transportation                            13,765            12,433
  Foreign exchange loss                                 7,570             3,646
                                                 -------------     -------------
                                                      440,703           506,627
                                                 -------------     -------------
Net loss for the period                              (401,631)         (459,491)

Deficit, beginning of period                       (6,078,154)       (4,572,045)
                                                 -------------     -------------

Deficit, end of period                           $ (6,479,785)     $ (5,031,536)
                                                 =============     =============
Loss per share                                   $      (0.02)     $      (0.03)
                                                 =============     =============

Weighted average number of
  common shares outstanding                        16,290,590        16,043,466
                                                 =============     =============

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Cash Flows
Six Months Ended June 30, 2000
(Unaudited - See Notice to Reader)

                                                           2000          1999
                                                        ----------    ----------

Cash flows from (used in) operating activities
  Net loss for the period                               $(401,631)    $(459,491)
  Adjustment for items not involving cash:
  - amortization                                           26,421        45,650
  - mineral interest written off                               --         4,590
                                                        ----------    ----------
                                                         (375,210)     (409,251)
  Deferred exploration costs                             (318,265)     (543,322)
  Change in non-cash working capital items:
  - funds restricted for mineral exploration                   --       204,559
  - accounts receivable                                    11,825       (17,025)
  - prepaid expenses and deposits                          20,112       (17,650)
  - marketable securities                                 448,943       569,324
  - accounts payable and accrued liabilities                 (409)      128,391
                                                        ----------    ----------
                                                         (213,004)      (84,974)
                                                        ----------    ----------
Cash flows from financing activities
  Shares issued for cash                                  111,100       362,500
                                                        ----------    ----------
Cash flows used in investing activities
  Acquisition of capital assets                              (960)     (100,359)
                                                        ----------    ----------
Increase (decrease) in cash and
  cash equivalents                                       (102,864)      177,167

Cash and cash equivalents, beginning of period            268,224       387,128
                                                        ----------    ----------
Cash and cash equivalents, end of period                $ 165,360     $ 564,295
                                                        ==========    ==========

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2000
--------------------------------------------------------------------------------
(Unaudited - See Notice to Reader)

1.       Mineral Interests

                                                          Jan. 1, 2000
                                      Deferred             to June 30            Deferred            Deferred
                                        Costs                  2000                Costs               Costs
                                       Dec. 31              Exploration           June 30             June 30
                                        1999                   Costs               2000                 1999
                                     -----------          --------------       ------------         ------------

Emperor's Delight                    $      100           $       --           $      100           $  104,264

Crystal Valley                              100                   --                  100                  100

Stone Lake                                  100                   --                  100                  100

Changba Lijiagou
Lead-Zinc Deposit                           100                   --                  100              134,803

White-Silver Mountain                 1,307,979               36,835            1,344,814            1,143,061

Chapuzi                                     100                   --                  100              330,218

Heavenly Mountains                      436,519                   --              436,519              436,519

Inner Mongolia                           90,378              281,430              371,808               44,260
                                     -----------          --------------       ------------         ------------
                                     $1,835,376           $  318,265           $2,153,641           $2,193,325
                                     ===========          =============        ============         ============

2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:


                                                                        Shares       Amount
                                                                    -----------   -----------
Balance, December 31, 1998                                           15,745,123   $ 9,613,333

Private placement at $0.85 per share                                    250,000       212,500

Private placement at $1.00 per share                                    150,000       150,000
                                                                    -----------   -----------
Balance, June 30, 1999                                               16,145,123     9,975,833

Share purchase warrants exercised at $1.60 per share                    125,000       200,000
                                                                    -----------   -----------
Balance, December 31, 1999                                           16,270,123    10,175,833

Share purchase warrants exercised at $1.01 per share                    110,000       111,100
                                                                    -----------   -----------
Balance, June 30, 2000                                               16,380,123   $10,286,933
                                                                    ===========   ===========

     (c)  As at June 30, 2000, 3,562,328 (1999 - 4,211,689) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2000
--------------------------------------------------------------------------------
(Unaudited - See Notice to Reader)


2.   Share Capital (continued)

     (d)  Stock options outstanding at June 30, 2000:


         Number of Options         Exercise Price              Expiry Date
         -----------------         --------------             ----------------
               826,100                 $1.41                  March 5, 2006
               215,500                 $1.41                  June 20, 2007
                97,300                 $1.41                  October 8, 2006
                97,300                 $1.41                  March 6, 2007
                75,000                 $1.20                  February 4, 2001
                75,000                 $1.41                  February 4, 2001
               150,000                 $1.65                  July 16, 2006
               100,000                 $1.20                  December 1, 2006
               100,000                 $2.00                  December, 2006
         -----------------
             1,736,200
         =================

3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                           2000                 1999
                                        --------             --------
    Management fees and salaries        $ 42,843             $ 53,893
    Deferred exploration costs            24,728               29,840
                                        --------             --------
                                        $ 67,571             $ 83,733
                                        ========             ========

     (b) Account payable of $51,632 (1999 - $51,914) is due to a director or a corporation controlled by a director of the Company.

4.   Comparative Figures

     Certain 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                       For the Quarter Ended June 30, 2000


Project Activity

For the first six months, the Company's project activity focused on exploration of the White Silver Mountain polymetallic project in Gansu Province, and Gobi Gold Project in Inner Mongolia, China. The exploration costs for the period totaled $318,265 with $281,430 spent on Gobi Gold Project. $36,835 went to White Silver Mountain project.

Teck Corporation is the operator of the White Silver Mountain project and is funding the project 100%.

The Phase II drilling on White Silver Mountain project is progressing well, assay results from diamond drill holes XT6-08, XT6-09, XT6-11 and XT6-12 have been reported in the first quarter as follows:


   Hole No.       From(m)        To (m)        Width (m)        Cu (%)         Pb (%)      Zn (%)    Au (g/t)      Ag (g/t)
   --------       -------        ------        ---------       -------        -------     -------    --------     ---------
    XT6-08         347.08        348.93          1.85           1.89            4.38       18.73      2.64         223.66
    XT6-09         343.20        344.80          1.75           1.25            3.92       14.82      3.04         160.97
    XT6-11         599.20        601.90          2.70           2.83           10.04       24.32      8.19         236.47
    XT6-12         183.00        184.40          1.40           1.02            5.65        8.49       -           181.27


The 250-metre long crosscut to establish drill stations below the Xiaotieshan mine is well underway. This development will provide for drill stations to test the strike and down-dip extensions of a massive sulphide orebody grading 1.47% Cu, 7.79% Pb, 12.32% Zn, 16.22 g/t Au and 210.85 g/t Ag (26.5 meters true width)
intersected by the Chinese around section 10300.

A 200-line kilometer ground geophysical survey (pulse EM) continues together with mapping and sampling programs to follow up the surface mineral occurrences identified late in the 1999 field season.

A Sino-foreign joint venture company, Inner Mongolia Damo Mining Co. Ltd., has been established for the Gobi project. The business license and exploration permits have been issued to the joint venture. Minco has right to earn a 75% equity interest in the joint venture by spending US$2.5 million over four years.

The Gobi Gold project in Inner Mongolia is located on the Tian Shan Gold Belt, which hosts world-class gold deposits such as the Murantau and Kumtor deposits. It covers numerous regional drainage geochemical anomalies and an active small-scale mining operation. This mine is a gold skarn deposit in a geological setting similar to the Fortitude deposit in Nevada. Drill holes by the Chinese returned up to 154 metres grading 1.12 g/t gold.

The first phase of the 2000 exploration program to be started in early May includes re-logging of available drill cores, ground magnetic surveys, geological mapping and sampling. It is anticipated that this program will lead to the identification of drill targets. The program will be funded 100% by Minco.

In light of China's pending acceptance into the WTO, Chinese government planned phase-out all subsidies to state companies, many state mining companies with quality mineral projects are now seeking foreign partners to restructure their operations and to develop new mines. With Minco's long-standing relationships with Chinese government and mining organizations, Minco holds a unique position among western mining companies currently operating in China, to pursue quality projects in China. To further optimize the Company's property portfolio, the Company has reviewed several good precious metal projects and more are to be evaluated throughout year 2000.

Financial Activity

As to June 30, 2000, the Company spent a total of $318,265 on its properties in China. Overall administrative expenses were $440,703 for the first six months of year 2000 compared to $506,627 for the same period of 1999. The decrease reflects a lower legal and filing, office and staffing expenses, property investigation costs, which were partially offset by increases in investor relations and accounting costs associated with the Company's on going filing of Form 20-F with the US Securities & Exchanges Commissions.

For this reporting period, management fees totaled $22,406 compared to $16,273 in 1999. In addition, the company paid expenses of $45,165 to its directors or corporations controlled by them, compared to the paid expenses of $67,460 for the comparable period of 1999.

The outstanding warrants of 1,600,000 shares with an exercise price of $2.00 have been lapsed subsequent to the expiry date of June 30, 2000.